Exhibit 99.1

METHANEX CORPORATION

ANNUAL INFORMATION FORM

www.methanex.com

March 7, 2016

REFERENCE INFORMATION

In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex,” “we,” “us,” “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires, as well as their respective interests in joint ventures and partnerships.

We use the United States dollar as our reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in United States dollars.

In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.

In this AIF, we incorporate by reference our 2015 Management’s Discussion and Analysis (“2015 MD&A”), which contains information required to be included in this AIF. The 2015 MD&A is publicly accessible and is filed on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

The approximate conversion of measurement used in this AIF is as follows:

1 tonne of methanol = 332.6 US gallons of methanol

Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including IHS Inc., Tecnon OrbiChem Ltd., Argus JJ&A, ICIS, Platts and Methanol Market Services Asia. Industry consultants and industry publications generally state that the information provided has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada and is used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•

our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•

expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest, acts of sabotage or actions taken or inaction by the Government of Egypt and its agencies,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

•

receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,
•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•

actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2015 MD&A.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

THE COMPANY

Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1 (telephone: 604-661-2600).

On September 18, 2014, the Board of Directors of the Company repealed By-Laws No. 1, 2 and 3 of the Company (the “Original By-Laws”) and replaced them, in their entirety, with By-Law No. 4. The purpose of replacing the Original By-Laws with By-Law No. 4 was to (i) make minor changes to the Company’s by-laws to reflect evolving corporate governance practices and (ii) adopt advance notice provisions similar to advance notice provisions adopted by other companies listed on the Toronto Stock Exchange. On January 29, 2015, the Board of Directors of the Company repealed By-Law No. 4 and adopted By-Law No. 5 in its place to ensure that the advance notice provisions included in the Company’s by-laws are fully consistent with the ISS Proxy Voting Guidelines. By-Law No. 5 was confirmed by the shareholders of the Company at the annual general and special meeting of shareholders that was held on April 30, 2015.

The following chart includes the Company’s principal operating subsidiaries as of December 31, 2015 and, for each subsidiary, its place of organization and the Company’s percentage of voting interests beneficially owned or over which the Company exercises control or direction. The chart also shows our principal production facilities and their locations.

South America
Methanex Chile S.A. (Chile)
100%
Chile Methanol Plants(1) (Chile)
North America and Caribbean
Waterfront Shipping Company Limited (Cayman Islands)
100%
Medicine Hat Plant(2) (Alberta)
Methanex Methanol Company, LLC (Delaware)
100%
Methanex Trinidad (Titan) Unlimited (Trinidad)
100%
Titan Methanol Plant(3) (Trinidad)
Atlas Methanol Company Unlimited (Trinidad)
63.1%
Atlas Methanol Plant(4) (Trinidad)
Methanex USA LLC (Delaware)
100%
Geismar 1 Plant(5) (Louisiana)
Methanex Louisiana LLC (Delaware)
100%
Geismar 2 Plant(6) (Louisiana)
Methanex Corporation (Canada)
Asia Pacific
Methanex Asia Pacific Limited (Hong Kong)
100%
Methanex New Zealand Limited (New Zealand)
100%
Methanex Motunui Limited (New Zealand)
100%
Motunui Methanol Plants(7) (New Zealand)
Waitara Valley Methanol Plant(8) (New Zealand)
Europe
Methanex Europe SA/NV (Belgium)
100%
Middle East & North Africa
Egyptian Methanex Methanol Company S.A.E. (EMethanex) (Egypt)
50%
Methanex Egypt Methanol Plant(9) (Egypt)

(1) Our two plants in Chile represent 1.7 million tonnes of annual production capacity. Since 2007, we have operated the site significantly below capacity due to gas supply issues.

(2) The Medicine Hat plant represents 0.6 million tonnes of annual production capacity.

(3) The Titan plant represents 0.9 million tonnes of annual production capacity.

(4) Our equity interest in the Atlas plant represents 1.1 million tonnes of annual production capacity.

(5) The Geismar 1 plant started up in January 2015 and represents 1.0 million tonnes of annual production capacity.

(6) The Geismar 2 plant started up in December 2015 and represents 1.0 million tonnes of annual production capacity.

(7) The two Motunui plants represent up to 1.9 million tonnes of annual production capacity, depending on gas composition.

(8) The Waitara Valley plant represents 0.5 million tonnes of annual production capacity.

(9) Our equity interest in the Methanex Egypt plant represents 0.6 million tonnes of annual production capacity.

BUSINESS OF THE COMPANY

Overview of the Business

Methanol is a clear liquid commodity chemical that is predominantly produced from natural gas and is also produced from coal, particularly in China. Approximately 60% of all methanol demand is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. The remaining 40% of methanol demand comes from a range of energy-related applications. These include direct blending of methanol into gasoline (primarily in China), and using methanol as a feedstock in the production of di-methyl ether (“DME”), biodiesel and methanol-to-olefins (“MTO”). Methanol is also used to produce methyl tertiary-butyl ether (“MTBE”), a gasoline component.

We are the world’s largest producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our total annual production capacity, including Methanex interests in jointly owned plants, is currently 9.4 million tonnes and is located in New Zealand, the United States, Trinidad, Egypt, Canada and Chile. In early 2015, we commenced first methanol production from our 1 million tonne plant in Geismar, Louisiana (“Geismar 1”) and we commenced first methanol production from a second 1 million tonne plant relocated from Chile to Geismar (“Geismar 2”) in December 2015. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts. We have marketing rights for 100% of the production from the jointly-owned plants in Trinidad and Egypt, which provides us with an additional 1.3 million tonnes per year of methanol offtake supply when the plants are operating at full capacity.

Refer to the Production Summary section on page 13 for more information regarding production at our plants.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY

Our Strategy

Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to customers. To achieve this objective we have a simple, clearly defined strategy: global leadership, low cost and operational excellence. Our brand differentiator “The Power of Agility™” defines our culture of flexibility, responsiveness and creativity that allows us to capitalize on opportunities quickly as they arise, and swiftly respond to customer needs.

Global Leadership

Global leadership is a key element of our strategy. We are focused on maintaining and enhancing our position as the major producer and supplier in the global methanol industry, improving our ability to cost-effectively deliver methanol to customers and supporting both traditional and energy-related global methanol demand growth.

We are the leading producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our 2015 sales volume of 8.5 million tonnes of methanol represented approximately 14% of global methanol demand. Our leadership position has enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are used in each major market as the basis of pricing for our customer contracts.

The geographically diverse locations of our production sites allow us to deliver methanol cost-effectively to customers in all major global markets, while investments in global distribution and supply infrastructure, which include a fleet of ocean-going vessels and terminal capacity within all major international markets, enable us to enhance value to customers by providing reliable and secure supply.

A key component of our global leadership strategy is to strengthen our asset position. The successful start-up of our Geismar project has added 2 million tonnes to our operating capacity and enabled us to reach over 8 million tonnes of operating capacity in 2015. Our Chile operations are currently operating at less than full production capacity and provide further potential upside to our operating capacity.

Another key component of our global leadership strategy is our ability to supplement methanol production with methanol purchased from third parties to give us flexibility in our supply chain and continue to meet customer commitments. We purchase methanol through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply chain infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply.

The Asia Pacific region continues to lead global methanol demand growth and we have invested in and developed our presence in this important region. We have storage capacity in China, South Korea and Japan that allows us to cost-effectively manage supply to customers and we have offices in Hong Kong, Shanghai, Beijing, Seoul and Tokyo to enhance customer service and industry positioning in the region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol markets in China and other Asian countries. Our expanding presence in Asia has also helped us identify several opportunities to support the development of applications for methanol in the energy-related sector.

Low Cost

A low cost structure is an important competitive advantage in a commodity industry and is a key element of our strategy. Our approach to major business decisions is guided by a drive to improve our cost structure, expand margins and create value for shareholders. The most significant components of total costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

Our production facilities are well located to supply global methanol markets. The Geismar 1, New Zealand, Trinidad and Egypt facilities are underpinned by natural gas purchase agreements where the natural gas price varies with methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle. During 2015, we entered into forward contracts to hedge natural gas prices for approximately 40% of the natural gas requirements of our Geismar 2 facility for a 10-year period and we continue to pursue opportunities to further solidify our gas costs for Geismar 2.

We have a 0.6 million tonne facility located in Medicine Hat, Alberta, for which we have locked in over 90% of our gas requirements to the end of 2016, approximately 70% of the requirements for 2017 and 50% for both 2018 and 2019. We continue to pursue opportunities to further solidify our gas costs for our Medicine Hat facility.

The cost to distribute methanol from production locations to customers is also a significant component of total operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs, including optimizing the use of our shipping fleet and taking advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. In 2016, we will be adding seven new vessels equipped with flex-fuel engines that can run on conventional fuel or methanol, which will provide us with further flexibility in our supply chain. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

Operational Excellence

We maintain a focus on operational excellence in all aspects of our business. This includes excellence in manufacturing and supply chain processes, marketing and sales, human resources, corporate governance practices and financial management.

To differentiate ourselves from competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. We have a commitment to Responsible Care (an operating ethic and set of principles developed by the Chemistry Industry Association of Canada) and we use it as the umbrella under which we manage issues related to employee health and safety, environmental protection, community involvement, social responsibility, sustainability, security and emergency preparedness at each of our facilities and locations. Through the International Council of Chemical Associations, over 60 countries have adopted the Responsible Care Ethic and Principles for Sustainability. We believe a commitment to Responsible Care helps us reduce the likelihood of unplanned events and achieve an excellent overall environmental and safety record.

Product stewardship is a vital component of a Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental initiatives, and we work with industry colleagues to improve safety standards. We readily share technical and safety expertise with key stakeholders, including customers, end-users, suppliers, logistics providers and industry associations in the methanol and methanol applications marketplace through active participation in local and international industry associations, seminars and conferences and online education initiatives.

As a natural extension of the Responsible Care ethic, we have a Social Responsibility Policy that aligns corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.

Our strategy of operational excellence also includes the financial management of the Company. We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. We have an undrawn $400 million credit facility provided by highly rated financial institutions that expires in late 2019. As at December 31, 2015, we had a strong balance sheet with a cash balance of $255 million. We believe we are well-positioned to meet our financial and capital commitments and leverage a recovery in methanol prices to generate strong future cash flows.

METHANOL INDUSTRY INFORMATION

General

In 2015, approximately 60% of all methanol was used to produce a variety of traditional chemical derivatives, including formaldehyde and acetic acid, the demand for which is influenced by levels of global economic activity. These derivatives are used to manufacture a wide range of end products, including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand comes from energy-related applications, whether used directly for blending into gasoline or as a cooking fuel, or indirectly as a feedstock in the production of DME, biodiesel, MTBE, MTO, methanol-to-gasoline (“MTG”) or methanol-to-propylene (“MTP”). MTO has been another rapidly growing energy-related application for methanol, and MTG is a nascent and growing industry in China. The rate of demand for methanol into energy-related applications will depend on a number of factors including pricing for their various final products, which in turn depends on the level of global energy prices.

The methanol market is global and, over the last several years, has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives around the world.

Demand Factors

Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental, legal, regulatory and other factors, including energy prices due to the growing use of methanol in energy-related applications.

We estimate that total global demand for methanol in 2015, excluding methanol produced in integrated coal-to-olefins facilities, increased by about 5% versus 2014, to approximately 60 million tonnes. This increase was driven primarily by growth in Asia Pacific related to merchant MTO facilities and other energy-related applications.

Energy-related demand growth accounted for nearly 85% of the annual 2015 growth and grew by 10% year-over-year, including the five new merchant MTO/MTP facilities that started in 2015. Traditional chemical derivatives accounted for the remainder of the annual 2015 growth and grew by just over 2% year-over-year.

Traditional Chemical Derivative Demand

Historically, demand growth for methanol in chemical derivatives has been closely correlated to economic and industrial production growth rates. The use of methanol derivatives such as formaldehyde and acetic acid in the building industry means that building and construction cycles and the level of wood products production, housing starts, refurbishments and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are limited, if any, cost-effective substitutes for methanol-based chemical derivative products and because methanol costs in most cases account for only a small portion of the value of many of the end products.

Formaldehyde Demand

In 2015, methanol demand for the production of formaldehyde represented approximately 30% of global methanol demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

Acetic Acid Demand

In 2015, methanol used to produce acetic acid represented approximately 10% of global methanol demand. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer, acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products, including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles.

Other Chemical Derivative Demand

The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products that are ultimately used to make products such as adhesives, coatings, plastics, film, textiles, paints, solvents, paint removers, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end uses include silicone products, aerosol products, de-icing fluid, windshield washer fluid for automobiles and antifreeze for pipeline dehydration.

Energy Demand

There are several energy-related uses for methanol that have developed recently and many of these have experienced substantial growth in recent years. These include MTO, direct blending of methanol into gasoline (primarily in China), MTG, MTP, MTBE, DME, biodiesel and marine fuel applications. While methanol demand in energy-related applications is strongest in China, a number of countries around the world are considering adopting these applications on a wider scale. The future operating rates and methanol consumption from energy-related applications using methanol as a feedstock will depend on a number of factors, including pricing for their various final products, which in turn depends on the level of global energy prices.

In 2015, methanol demand for energy-related use continued to grow and represented approximately 40% of total global methanol demand. This demand was comprised of methanol for the production of MTBE, which represented about 11% of total 2015 demand, fuel applications (direct blending of methanol into gasoline, DME, MTG and biodiesel) which together accounted for approximately 21% of total 2015 demand, and merchant MTO/MTP, which represented approximately 10% of global demand in 2015. Merchant MTO was the fastest-growing end-use segment for methanol in 2015.

Methanol Demand for Fuel

Methanol is blended into gasoline for use as a transportation fuel because of its competitive pricing relative to gasoline as well as for its clean air benefits. Methanol-gasoline blending in China has grown rapidly over the last several years. Methanol can also be converted to gasoline. As of 2015, there were seven MTG plants in China, however, the majority of this capacity was idled due to poor economics. Smaller quantities of methanol are also used directly as a cooking fuel. In 2015, we estimate that methanol demand for these fuel applications in China was approximately seven million tonnes. Chinese demand for methanol blending into gasoline remained healthy in 2015 despite lower gasoline prices. Automobile sales in China, and thus gasoline demand, have remained healthy, supporting methanol demand. China’s federal and provincial governments have implemented a range of fuel-blending standards for methanol that promote the use of methanol as a fuel. Direct methanol blending into gasoline is being used in small quantities in the United Kingdom, the Netherlands and Iceland, and other countries, including Australia and Israel, are conducting fuel-blending trials.

Methanol-to-Olefins (MTO) Demand

Light olefins (ethylene and propylene) are the basic building blocks used to make many plastics that have wide application in packaging, textiles, plastic parts and containers, and automotive components. Olefins can be produced from various feedstocks, including naphtha, liquefied petroleum gas (“LPG”), ethane and methanol. In China, olefins have historically been produced using naphtha, an oil product. Over the past four years, methanol demand into olefins has emerged as a significant new energy-related derivative for methanol. The first merchant MTO plant in China started up in 2012, and by the end of 2015, there were 12 MTO/MTP plants in China with the capacity to consume approximately 12 million tonnes of methanol annually.

DME Demand

DME is a clean-burning fuel that can be stored and transported like LPG and is often described as “synthetic LPG”. DME, which is typically produced from methanol, can be blended up to approximately 20% with LPG and used for household cooking and heating. DME can also be used as a clean-burning substitute for diesel fuel in transportation. However, while the technology for using DME as a diesel fuel substitute is well advanced, it has not yet entered widespread commercialization. In 2011, the new “DME as city gas” national standard was implemented in China to support the country’s DME industry and is applicable to DME distributed as city gas for residential, commercial and industrial users. In 2015, global methanol demand for use in DME was estimated at approximately 3.1 million tonnes. In addition to DME production in China, DME is being produced and projects promoting the use of DME are under development in other countries including Japan, Taiwan, Turkey, Trinidad, the United States, India, Indonesia and parts of Europe.

MTBE Demand

MTBE is used primarily as an oxygenate blended in gasoline to contribute octane and reduce the amount of harmful exhaust emissions from motor vehicles. MTBE is an efficient and cost-competitive gasoline component and, as such, is increasingly used in developing countries targeting gasoline pool extension and clean air benefits at a cost lower than that of alternatives. Asia represents the majority of global MTBE demand, with China being a significant and growing market. China is now the world’s largest automotive market and the combination of its growing gasoline demand, as well as China’s desire to reduce exhaust emissions, is driving new MTBE capacity additions. In the U.S., MTBE production continues to increase for export markets (Latin America and Europe mainly) as idled assets are restarted to take advantage of competitive natural gas prices. We believe that global demand for MTBE will experience positive growth over the coming years.

Regulatory Developments Affecting Demand

There are various studies and legislative proposals currently under way in a number of countries with respect to the carcinogenicity classification of, and the reduction of permitted exposure levels for, methanol, formaldehyde and MTBE. Such studies and proposals could lead to regulatory or other actions that could materially reduce demand for methanol.

Supply Factors

Methanol is predominantly produced from natural gas and is also produced from coal, particularly in China. In addition, the industry has historically operated significantly below stated capacity on a consistent basis, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance as well as shortages of feedstock and other production inputs.

There is typically a span of four to six years to plan and construct a new world-scale methanol plant. Additional methanol supply may also become available with the restart of methanol plants whose production has been idled, by relocating methanol plants or by carrying out expansions or debottlenecking of existing plants to increase their production capacity.

Typical of most commodity chemicals, periods of high methanol prices encourage high-cost producers to operate at maximum rates and also encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, many of the announced capacity additions have not been constructed for a variety of reasons. There are significant barriers to entry in this industry. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing, and an ability to cost-effectively and reliably deliver methanol to customers.

There was approximately 3.5 million tonnes of new industry capacity additions outside of China in 2015 including the 1.3 million tonne Fairway Methanol LLC facility in Texas which commenced operation late in the third quarter and Methanex’s two 1.0 million tonne facilities in Geismar, Louisiana. In China, we estimate that approximately three million tonnes of new production capacity was added in 2015.

In 2015, an accord was signed to lift international trade sanctions against Iran which had restricted trade in Iranian-produced methanol in Europe and many Asian countries, excluding China and India. The removal of these sanctions in early 2016 allows the sale of Iranian produced methanol to some previously restricted countries and may adjust Iranian methanol tradeflows. Based on current capacity, the removal of sanctions is not expected to materially increase methanol production in 2016.

Over the next few years, outside of China, the majority of new capacity additions are expected in the Atlantic Basin and the Middle East. OCI N.V. is constructing a 1.8 million tonne plant in Beaumont, Texas and in Iran, the 2.5 million tonne Kaveh plant is under construction, although timing of start-up and future operating rates at these facilities will be dependent on various factors. To the end of 2017, we expect approximately three to four million tonnes of new capacity to be added in China. Beyond 2017, we anticipate that new capacity additions in China will be modest due to an increasing degree of restrictions placed on new coal-based methanol capacity additions in that country.

Methanol Prices

The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by cyclicality. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants or carrying out major expansions or debottlenecking of existing plants to increase their production capacity. Historically, higher-cost plants have been shut down or idled when methanol prices are low, but there can be no assurance that this practice will occur in the future. Demand for methanol largely depends upon levels of global industrial production, changes in general economic conditions, energy prices and development of new applications for methanol.

We publish regional non-discounted reference prices for each major methanol market and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts use published Methanex reference prices as a basis for pricing, and we offer discounts to customers based on various factors.

We are not able to predict future methanol supply and demand balances, market conditions, global economic activity, methanol prices or energy prices, all of which are affected by numerous factors beyond our control. Since methanol is the only product we produce and market, a decline in the price of methanol would have a significant negative effect on our results of operations and financial condition.

PRODUCTION

Production Process

The methanol manufacturing process used in our facilities typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.

Operating Data and Other Information

We endeavour to operate our production facilities around the world in an optimal manner to lower our overall delivered cost of methanol. Scheduled shutdowns of plants typically occur every three or more years and are necessary to change catalysts or perform maintenance activities that cannot otherwise be completed with the plant operating (a process commonly known as a turnaround). These shutdowns typically take between three and five weeks. Catalysts generally need to be changed every three to six years depending on technology, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may occur between turnarounds. We prepare a long-term turnaround schedule that is updated annually for all of our production facilities.

The following table sets forth the annual production capacity and actual production for our facilities that operated for the last two years (in the case of Atlas and Egypt, the table reflects our equity interest share):

	Annual Production Capacity	Annual Operating Capacity(1)	2015 Production	2014 Production
	(000 tonnes/year)	(000 tonnes/year)	(000 tonnes)	(000 tonnes)
New Zealand(2)	2,430	2,430	1,856	2,196
Geismar 1 and 2, (Louisiana, USA)(3)	2,000	2,000	959	—
Atlas (Trinidad) (63.1% interest)	1,125	1,125	912	907
Titan (Trinidad)	875	875	732	664
Egypt (50% interest)	630	630	74	416
Medicine Hat (Canada)	600	600	456	505
Chile I and IV(4)	1,720	400	204	165

Total	9,380	8,060	5,193	4,853

(1)

Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.1 million tonnes, including 0.4 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

(2)	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the Natural Gas Supply - New Zealand section below).
(3)

We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015. Each facility has an annual operating capacity of 1.0 million tonnes.

(4)	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.

Refer to the Production Summary section of our 2015 MD&A for more information.

MARKETING

We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Vancouver and Dallas), Europe (Brussels), Asia Pacific (Hong Kong, Shanghai, Tokyo, Beijing and Seoul), South America (Santiago) and the Middle East (Dubai). Most of our customers are large global or regional petrochemical manufacturers or distributors.

We believe our ability to sell methanol from a number of geographically dispersed production sites enhances our ability to serve major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important.

In addition to selling methanol that we produce at our own facilities, we also sell methanol that we purchase from other suppliers through methanol purchase agreements and on the spot market. This provides us with flexibility in our supply chain and allows us to continue to meet customer commitments.

DISTRIBUTION AND LOGISTICS

All of our methanol production facilities except Medicine Hat are located adjacent to deepwater ports. Methanol is pumped from our coastal plants by pipeline to these ports for shipping. We currently own or manage a fleet of approximately 22 ocean-going vessels to ship this methanol. We lease or own in-region storage and terminal facilities in the United States, Canada, Europe, South America and Asia. We also use barge, rail and, to a lesser extent, truck transport in our delivery system.

To retain optimal flexibility in managing our shipping fleet, we have entered into short-term and long-term time charter agreements covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports and for direct delivery to some customers. We also use smaller vessels capable of entering into restricted ports to deliver directly to other customers.

The cost to distribute methanol to customers represents a significant component of our operating costs. These include costs for ocean shipping, storage and distribution. We are focused on identifying initiatives to reduce these costs and we seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel charter contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

Our Atlas and Titan plants in Trinidad are ideally located to supply customers in all global markets. Our plant in New Zealand primarily supplies customers in the Asia Pacific region, but also supplies European, North American and South American markets when required. Our production site in Chile can supply all global regions due to its geographic location, but currently only supplies South America due to lower production levels. Our Egypt plant primarily services our European markets, but can also supply Asia. Our Medicine Hat serves our customer base in North America whereas the Geismar plants can serve customers across North America, Europe and Asia.

NATURAL GAS SUPPLY

General

Natural gas is the principal feedstock for producing methanol and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse effect on our results of operations and financial condition.

New Zealand

We have three plants in New Zealand with a total production capacity of up to 2.4 million tonnes of methanol per year, depending on natural gas composition. Two plants are located at Motunui and the third is located at nearby Waitara Valley. We have entered into several agreements with various suppliers to underpin our New Zealand operations with terms that range in length up to 2022. All agreements in New Zealand are take-or-pay agreements and include U.S. dollar base and variable price components where the variable price component is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive at all points in the methanol price cycle and provides gas suppliers with attractive returns. Certain of these contracts require the supplier to deliver a minimum amount of natural gas with additional volume dependent on the success of exploring and developing the related natural gas field.

We continue to pursue opportunities to contract additional natural gas to supply our plants in New Zealand.

United States

During 2015, both of our Geismar facilities commenced first methanol production: Geismar 1 in the first quarter and Geismar 2 late in the fourth quarter of 2015. Each facility has added an incremental 1.0 million tonnes to our annual operating capacity.

We have a 10-year take-or-pay agreement for the supply of all of the natural gas requirements for the Geismar 1 facility. Under the contract, the supplier is obligated to supply, and we are obliged to take or pay for, a specified annual quantity of natural gas. The price paid for gas is based on a U.S. dollar base price plus a variable price component where the variable price component is adjusted by a formula related to methanol prices above a certain level.

During 2015, we entered into forward contracts to hedge natural gas prices for the Geismar 2 facility for a 10-year period. We have hedged approximately 40% of the natural gas requirements and continue to pursue opportunities to contract additional natural gas to supply the facility.

We believe that the long-term natural gas dynamics in North America will support the long-term operations of these facilities.

Trinidad

Natural gas for our two methanol production facilities in Trinidad, with our share of total production capacity being 2.0 million tonnes per year, is supplied under take-or-pay contracts with the National Gas Company of Trinidad and Tobago Limited (“NGC”), which purchases the natural gas from upstream gas producers. Gas paid for, but not taken, in any year may be received in subsequent years subject to limitations. The contracts for Titan and Atlas have U.S. dollar base and variable price components, where the variable portion is adjusted by a formula related to methanol prices above a certain level. The contract for Atlas expires in 2024 and the contract for Titan expires in 2019.

Since 2011, large industrial consumers in Trinidad, including our Titan and Atlas facilities, have experienced periodic curtailments of natural gas supply due to a mismatch between upstream supply to NGC and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to our Trinidad facilities.

Canada

We have a program in place to purchase natural gas for the 0.6 million tonnes per year Medicine Hat facility on the Alberta gas market. We have entered into fixed price contracts to supply 90% of our gas requirements for the facility for 2016, 70% of our requirements for 2017 and approximately 50% of our gas requirements for 2018 and 2019. We believe that the long-term natural gas dynamics in North America will support the long-term operation of this facility.

Egypt

We have a 25-year, take-or-pay natural gas supply agreement for the 1.26 million tonne per year methanol plant in Egypt in which we have a 50% equity interest. The price paid for gas is based on a U.S. dollar base price plus a variable price component that is adjusted by a formula related to methanol prices above a certain level. Under the contract, the gas supplier is obligated to supply, and we are obliged to take or pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, in any year may be received in subsequent years subject to limitations. In addition, the natural gas supply agreement has a mechanism whereby we are partially compensated when gas delivery shortfalls in excess of a certain threshold occur. Natural gas is supplied to this facility from the same gas delivery grid infrastructure that supplies other industrial users in Egypt, as well as the general Egyptian population.

The Egypt facility has experienced periodic natural gas supply constraints since mid-2012 (refer to the Foreign Operations and Government Regulation - Egypt section on page 18 for more information).

Chile

In June 2007, our natural gas suppliers from Argentina curtailed all gas supplied to our plants in Chile pursuant to our long-term gas supply agreements. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina under those long-term gas supply agreements. In 2015, we continued to receive some natural gas from Argentina pursuant to a tolling agreement whereby the Company converts the natural gas received into methanol and then re-delivers the methanol to Argentina. Approximately 60% during 2014 and 35% during 2015 of the Chile production was produced using natural gas supplied from Argentina under this arrangement.

Since 2007, all of the methanol production at our Chile facilities, other than the natural gas received under the tolling arrangements, has been produced from Chilean natural gas.

Entering 2016, we are operating one of the two plants at less than capacity. During 2015, Empresa Nacional del Petróleo made significant investments in the development of natural gas from unconventional reservoirs and increased gas deliveries to one of our facilities in Chile. However, the potential for a sustained increase in gas deliveries to our plants remains challenging given the uncertainty of price and economics of the recent gas discoveries. Since 2013, due to insufficient natural gas feedstock from Chile and Argentina, we have not operated our plant during the southern hemisphere winter when residential energy demand is at its peak. While the continued operation of the Chile plants through the 2016 southern hemisphere winter is possible, we believe it is unlikely based on the current projections of gas availability.

We are continuing to work with gas suppliers in Chile and Argentina to secure sufficient natural gas to sustain our operations through 2017 and into the future.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION

General

We have substantial operations and investments outside of North America, and as such we are affected by foreign political developments and federal, provincial, state and other local laws and regulations. We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of expropriation; import or export restrictions; anti-dumping measures; nationalization, war, civil unrest, insurrection, acts of terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations.

We derive a substantial portion of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs, capital expenditures and purchases of methanol, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro, the Egyptian pound and the Chinese yuan. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales, operating expenses and capital expenditures. A portion of our revenue is earned in euros, Canadian dollars and Chinese yuan. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in China from any of our producing regions is currently subject to duties ranging from 0% to 5.5%. Currently, the costs we incur in respect of duties are not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied, or that future duties will not have a significant negative effect.

In 2010, the Chinese Ministry of Commerce (“the Ministry”) investigated allegations made by domestic Chinese producers related to the dumping into China of imported methanol. In December 2010, the Ministry recommended that duties of approximately 9% be imposed on methanol imports from New Zealand, Malaysia and Indonesia for five years starting from December 24, 2010. However, such dumping duties were suspended with the effect that methanol was allowed to be imported from these countries without the imposition of additional duties. In December 2015, the Ministry officially terminated the anti-dumping investigation on methanol.

Chile

Our wholly owned subsidiary, Methanex Chile S.A. (“Methanex Chile”), owns two methanol plants on our Chilean production site. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into DL 600 Contracts, substantially identical in all matters material for Methanex Chile, for both plants. Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile, in United States dollars or any other freely convertible currency, all or part of its profits and, after one year, its equity. As well, under the DL 600 Contracts, Methanex Chile has elected to pay income tax at the general applicable rate, currently 35%. The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.

Please also refer to the Natural Gas Supply – Chile section starting on page 16 for a discussion of the imposition of a significant increase to the duty on exports of natural gas from Argentina to Chile.

Trinidad

Our Atlas plant was declared an approved enterprise under the Fiscal Incentives Act of Trinidad and was granted, for a ten-year period beginning in July 2004, total relief from corporate income tax for the first two years of operation, a rate of 15% for the following five years and a rate of 20% for the following three years. During this ten-year period, our 63.1% owned joint venture Atlas Methanol Company Unlimited also had total relief from income tax on dividends or other distributions out of profits or gains derived from the manufacture of methanol (other than interest) and was granted import duty concessions on building materials, machinery and equipment imported into Trinidad and used in connection with the facility. As of January 1, 2015, the applicable corporate income tax rate is 35%.

Egypt

The Egypt facility began experiencing periodic, and at times significant, natural gas supply constraints in mid-2012 and since that time has operated below full capacity. Since 2011, Egypt’s government experienced transitions, which has resulted in ongoing civil unrest, including acts of sabotage, political uncertainty and an adverse impact on the country’s economy, and, at times, our operations in Egypt. We believe that these factors are contributing to constraints in the development of new supplies of natural gas coming to market, the delivery of natural gas and an increase in the use of domestically-produced natural gas instead of more expensive imported energy for the purpose of generating domestic electricity, particularly during the summer months when electricity demand is at its peak. These factors have led to frequent natural gas supply restrictions to the Methanex Egypt facility which became more significant in 2014 and 2015. In 2015, natural gas restrictions extended for substantial periods of time outside the peak Egyptian summer electricity consumption period and our total production for the year was reduced to 148,000 metric tonnes in 2015 from 832,000 metric tonnes in 2014. This situation may persist in the future. We cannot provide assurance that we will not experience longer or greater than anticipated natural gas restrictions and that this would not have an adverse impact on our results of operations and financial condition. In January 2016, in what we believe was an act of sabotage, a large gas pipeline in the Damietta area was damaged resulting in a curtailment of gas supply to large gas consuming facilities, including our plant. Despite this act, we believe that the political and economic environment in the country has started to improve and that this, coupled with the more recent significant gas discoveries offshore the Nile delta, may improve the gas market over the next few years.

RESPONSIBLE CARE

As a member of the Chemistry Industry Association of Canada (“CIAC”), the American Chemistry Council (“ACC”), Asociación Gremial de Industriales Quimicos de Chile, Responsible Care New Zealand, European Chemical Industry Council, Association of International Chemical Manufacturers (China), Japan Chemical Industry Association and Gulf Petrochemicals and Chemicals Association, we are committed to the ethics and principles of Responsible Care.

Responsible Care is the umbrella under which we manage our business in relation to health, safety, the environment, community involvement, social responsibility, sustainability, security and emergency preparedness at each of our facilities and locations.

Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution and use of methanol and ultimate disposal of hazardous waste and residual chemical products so as to do no harm to human health and well-being, the environment and the communities in which we operate while striving to improve the environment and people’s lives.

Methanex’s Responsible Care/Social Responsibility (“RC/SR”) policies and programs are based on CIAC’s RC Ethic and Principles for Sustainability and the CIAC RC Codes of Practice. Some of the countries where we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at each of our facilities.

Sound corporate governance is the foundation of our long-term success and the sustainability of our operations. Our corporate governance policies ensure that we have strong management and clear direction for all of Methanex’s business affairs. The application of Responsible Care begins with our Board of Directors, which has appointed a Responsible Care Committee and Public Policy Committee, and extends throughout our organization.

The Company’s Board of Directors and senior management team establish the direction for Methanex’s RC/SR practices. The Board’s Responsible Care Committee oversees RC program performance and related matters at the policy level, while the Public Policy Committee provides focus on the SR program. The two committees consider ethics, accountability, governance, business relationships, products and services, community involvement and the protection of people and the environment. The senior management team has overall responsibility for Methanex’s RC/SR policies and programs, ensuring that they align with the Board’s requirements and the Company’s business strategy. These programs are directed and managed by the Vice President, Responsible Care and the Vice President, Global Market Development & Stakeholder Relations, who lead Methanex’s Global Responsible Care Team and Global Market Development & Stakeholder Relations Team, respectively.

Methanex evaluates the performance of its RC/SR management system through internal and third-party external audit and assessment programs. The internal program includes ongoing in-region self-audits as well as global audits conducted by Methanex subject matter experts. Third-party verification of the performance of Methanex’s RC/SR program occurs every three years through the CIAC RC verification process or the ACC RC 14001 certification process. The most recent third-party verification was successfully completed in 2014. A first-time third-party verification took place at our Egypt facilities in February 2015.

Our overarching RC Ethic & Principles for Sustainability Purpose and Values statement sets out the Company’s commitment to RC and describes all key elements of the RC program. We also have an established Health, Safety, Security, Environment, Quality Policy that includes the requirement that our facilities have systems in place to monitor and comply with all local environmental regulations as well as internal standards, periodically audit environmental performance and compliance, measure environmental performance against key performance indicators, report incidents with the potential to cause environmental harm, and demonstrate continual improvement.

We have also adopted a number of risk assessment tools that are formally applied as part of our normal business processes to identify and mitigate current and future environmental and process safety-related risks. When incidents do occur, we have a formal incident investigation process that ensures effective mitigation as well as application of lessons learned throughout our organization.

As a natural extension of our RC ethic, we have a Manage Reputation Purpose and Values statement that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy. Specifically, our Manage Reputation Policy commits the Company to recognize and respond to community concerns about the manufacture, storage, handling, transportation and disposal of our products and promptly provide information concerning any potential health or environmental hazard to the appropriate authorities, employees and all stakeholders. The Policy further commits the Company to have an open, honest and proactive relationship with the communities where we have a significant presence; to be accountable and responsive to the public; to have effective processes to identify and respond to community concerns; and to inform the community of risks associated with our operations.

We believe that Responsible Care helps us achieve safe and reliable operations, which in turn results in strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life.

ENVIRONMENTAL MATTERS

The countries in which we operate all have laws and regulations to which we are subject, governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to compliance orders, fines, injunctions, civil liability and criminal sanctions.

Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by others or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future.

Management of Emissions

We believe that minimizing emissions and waste from our business activities is good for the environment and a good business practice. The majority of greenhouse gas (“GHG”) emissions generated from our business are in the form of carbon dioxide (“CO2”). Our operations generate CO2 emissions when fuel is consumed during the methanol production process, and when we ship methanol to our customers worldwide. The amount of CO2 generated by the methanol production process depends on the production technology (and hence often the plant age) and the feedstock. We continually strive to increase the energy efficiency of our plants, which not only reduces the use of energy but also minimizes CO2 emissions. Our CO2 emissions intensity decreased by 29% between 1994 and 2015. This was a result of some of our older plants being removed from active service. Newer, more energy efficient plants added and improved plant reliability and energy efficiency at our existing plants. Plant efficiency, and thus CO2 emissions, is highly dependent on the design of the methanol plant, so the CO2 emission figure may vary from year to year depending on the asset mix that is operating. We also recognize that CO2 is generated from our marine operations and we measure the consumption of fuel by our ocean vessels based on the volume of product transported. Between 2002 and 2015, we reduced our CO2 emissions intensity (tonnes of CO2 from fuel burned per tonne of product moved) from marine operations by nearly 15%.

We manufacture methanol in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. While each of these countries (except the United States) signed and ratified the Kyoto Protocol, Canada has since removed itself from that agreement. The United Nations Climate Change Conference (21st meeting of the Conference of the Parties) was held in Paris in late 2015. The 195 participating countries agreed by consensus to the Paris Agreement, the aim of which is to reduce GHG emissions. The Paris Agreement will become legally binding if ratified by at least 55 countries which together represent at least 55% of global GHG emissions and would supersede the Kyoto Protocol once it comes into effect in 2020.

We are not currently subject to GHG regulations in the United States, Trinidad, Egypt and Chile, but our production in New Zealand and Canada is subject to such regulations.

New Zealand passed legislation to establish an Emissions Trading Scheme (“ETS”) that came into force in 2010. The ETS imposes a carbon price on producers of fossil fuels, including natural gas, which is passed on to Methanex, increasing the cost of gas that Methanex purchases in New Zealand. However, as a trade-exposed company, Methanex is entitled to a free allocation of emissions units to partially offset those increased costs.

In late 2015, the New Zealand government commenced a review of the ETS which may result in changes such as removal of, or reduction to, some or all of the current moderating features. The review may also result in our eligibility for free allocation of emissions units being progressively reduced. We do not expect any changes following the ETS review to have a material impact on our business. We have banked ETS credits which could be used to offset future costs in the event any changes are implemented; however, it is not possible to accurately quantify the impact on our business of ETS-related costs after 2015. We cannot provide assurance that the ETS will not have an impact on our business beyond 2015.

Our Medicine Hat facility is located in the Canadian province of Alberta, which has an established GHG reduction regulation that applies to our plant. The regulation requires that facilities reduce emissions intensity by up to 12% of their established emissions intensity baseline. “Emissions intensity” means the quantity of specified GHGs released per unit of production. In order to meet the reduction obligation, a facility can choose to make emissions reduction improvements or it can purchase either offset credits or “technology fund” credits. The 2015 payment was based on a 12% emissions reduction requirement and CAD$15 per tonne of CO2 equivalent (CO2e). The 2016 payment will increase based on a 15% emissions reduction requirement and CAD$20 per tonne of CO2e. The cost of purchasing offset credits, based on the plant’s 2015 emissions intensity and its established GHG baseline intensity, was not material in 2015.

Environment Canada has finalized proposed federal regulations outlining the federal CO2 requirements for the existing Medicine Hat plant and for a potential new plant. The regulation is expected to be in force in 2017. Under the proposed new regulations, a methanol plant can meet its compliance obligation by meeting the emissions intensity limits or by purchasing federal offsets. We do not anticipate duplication of regulation between the provincial and federal requirements; however, it is not possible to accurately quantify the impact of these regulations on our business.

We have recently completed the process of relocating two of our idle methanol plants from Chile to Geismar, Louisiana. There is currently no GHG legislation that impacts us in the United States. We continue to monitor the development of potential GHG legislation in the United States and the state of Louisiana to ensure compliance with any potential future requirements. At this time, it is unknown what impact potential new GHG legislation or regulations could have on our operations in Geismar.

INSURANCE

The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could adversely affect our revenues and operating income. We maintain operational and construction insurance, including business interruption insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. There can be no assurance that in the future we will be able to maintain existing coverage, or that premiums will not increase substantially.

COMPETITION

Methanex is the largest producer and supplier of methanol, with approximately 14% of the global market share in 2015, and is the only global supplier with a significant presence in all major markets in Asia, Europe, North America and South America. Methanex has established itself as a clear methanol industry leader, with the next largest suppliers of methanol not materially expanding their investment in the industry. From a demand perspective, the methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on the delivered price of methanol and reliability of supply. A supplier’s ability to withstand price competition and volatile market conditions will depend on a number of factors, with the most important being its position on the industry cost curve. This in turn depends on the relative cost and availability of natural gas or coal feedstock, and the efficiency of production facilities and distribution systems. Our methanol assets are competitively positioned on the industry cost curve. Furthermore, the majority of our natural gas supply is underpinned by medium to long-term contracts that feature a fixed base price of gas and a variable component that is linked to the price of methanol. This contractual structure allows Methanex to reduce its cost structure in periods of low methanol pricing, mitigating its exposure to fluctuations in methanol price. Some of our competitors are not dependent on a single product for revenues, and some have greater financial resources. However, given our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide customers, we believe we are well positioned to compete in each of the major international methanol markets.

EMPLOYEES

As at December 31, 2015, we had 1,295 employees (including all employees at our joint venture facilities in Egypt and Trinidad).

RISK FACTORS

The risks relating to our business are described under the heading Risk Factors and Risk Management in our 2015 MD&A, and are incorporated in this document by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could adversely affect our business, financial condition, results of operations or the market price of our securities.

DIVIDENDS

Dividends are payable to the holders of common shares of the Company (“Common Shares”) if, as and when declared by our Board of Directors and in such amounts as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the historically cyclical nature of the methanol industry to preserve financial flexibility and creditworthiness.

We pay a quarterly dividend on the Common Shares. The first quarterly dividend of $0.05 per Common Share was paid on September 30, 2002 and the dividend amount has been increased every year since then with the exception of 2009 and 2010. The table below shows the amount and percentage increases to the dividend since its inception in 2002:

Date	Quarterly Dividend Amount	% Increase
September 30, 2002	$0.050	n/a
September 30, 2003	$0.060	20%
September 30, 2004	$0.080	33%
June 30, 2005	$0.110	37.5%
June 30, 2006	$0.125	14%
June 30, 2007	$0.140	12%
June 30, 2008	$0.155	11%
June 30, 2009	$0.155	0%
June 30, 2010	$0.155	0%
June 30, 2011	$0.170	10%
June 30, 2012	$0.185	9%
June 30, 2013	$0.200	8%
June 30, 2014	$0.250	25%
June 30, 2015	$0.275	10%

The following table sets out the total amount of regular dividends per Common Share paid on the Common Shares in each of the last three most recently completed financial years:

Financial Year Ended	Regular Dividend Paid per Common Share
December 31, 2013	$0.785
December 31, 2014	$0.950
December 31, 2015	$1.075

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of Common Shares without nominal or par value and 25,000,000 preferred shares without nominal or par value (“Preferred Shares”).

Holders of Common Shares are entitled to receive notice of and attend all annual and special meetings of shareholders and to one vote in respect of each Common Share held; receive dividends if, as and when declared by our Board of Directors; and participate in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.

Preferred Shares may be issued in one or more series and the Board of Directors may fix the designation, rights, restrictions, conditions and limitations attached to the Preferred Shares of each such series. Currently, there are no Preferred Shares outstanding.

Our by-laws provide that at any meeting of our shareholders a quorum shall be two persons present in person, or represented by proxy, holding Common Shares representing not less than 25% of the votes entitled to be cast at the meeting. NASDAQ Global Market’s listing standards require a quorum for shareholder meetings to be not less than 33-1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, we are exempt from the quorum requirement under the NASDAQ Global Market rules.

RATINGS

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Credit ratings affect the Company’s cost and ability to obtain short-term and long-term financing and to engage in certain business activities on a cost-effective basis. A reduction in the current rating on the Company by a rating agency, or a negative change in the Company’s ratings outlook, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of (i) entering into ordinary course derivative or hedging transactions and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The following table sets forth the ratings assigned to the Company by Standard & Poor’s Financial Services LLC (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Ratings, Inc. (“Fitch”).

	S&P(1)	Moody’s(2)	Fitch(3)
Issuer Credit Rating	BBB-	n/a(2)	BBB-
Unsecured Notes	BB+	Baa3	BBB-
Ratings Outlook	Negative	Negative	Stable

(1)

S&P long-term debt ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. According to the S&P rating system, issuers and debt securities rated BBB exhibit adequate protection parameters, however adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. According to the S&P rating system, issuers and debt securities rated BB are less vulnerable in the near term than other lower-rated obligors, however, face major ongoing uncertainties and exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments and debt securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

(2)

Moody’s rates the Company’s debt securities and does not provide an Issuer Credit Rating. Moody’s long-term debt ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. According to the Moody’s rating system, issuers and debt securities rated Baa are subject to moderate risk. They are considered as medium-grade obligations and, as such, may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)

Fitch long-term debt ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. According to the Fitch rating system, issuers and debt securities rated BBB indicate that expectations of default risk are currently low and that the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The rating agencies regularly evaluate the Company, and their ratings of the Company are based on a number of factors, including the Company’s financial strength and factors not entirely within the Company’s control, including conditions affecting the methanol industry generally and the wider state of the economy.

The foregoing ratings should not be construed as a recommendation to buy, sell or hold any securities, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. If any such rating is so revised or withdrawn, we are under no obligation to update this AIF.

During the last two years, the Company has paid each of the rating agencies its customary fees in connection with the provision of the above ratings, including in connection with the assignment of ratings when long-term debt is issued.

MARKET FOR SECURITIES

Our Common Shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and on the NASDAQ Global Market in the U.S. (trading symbol: MEOH). The following table sets out the market price ranges and trading volumes of our Common Shares on the Toronto Stock Exchange and the NASDAQ Global Market for each month of our most recently completed financial year (January 1, 2015 through December 31, 2015).

2015 Trading Volumes
The Toronto Stock Exchange Trading Symbol: MX				NASDAQ Global Market Trading Symbol: MEOH
	High (CDN$)	Low (CDN$)	Volume		High (US$)	Low (US$)	Volume
January	59.67	50.63	7,374,024	January	48.09	42.32	7,243,694
February	68.33	56.13	5,514,312	February	54.69	44.55	6,651,808
March	72.08	64.93	5,925,466	March	57.24	50.83	5,433,244
April	72.99	65.37	4,751,661	April	60.32	51.99	4,573,884
May	74.43	68.35	4,688,067	May	61.40	54.75	3,922,471
June	71.38	65.32	3,746,156	June	57.72	52.95	3,390,169
July	69.30	57.23	5,404,922	July	56.83	44.02	6,637,975
August	61.93	46.19	6,060,079	August	47.15	35.60	7,755,637
September	53.27	42.60	5,255,082	September	40.48	31.66	5,630,012
October	57.89	43.79	8,771,201	October	44.58	33.07	8,071,110
November	58.66	48.97	4,908,061	November	44.91	36.65	5,202,117
December	55.43	43.71	5,859,116	December	41.49	31.39	7,313,043

NORMAL COURSE ISSUER BID

On April 29, 2014, the Company announced a normal course issuer bid (the “2014 Bid”) authorizing the Company to purchase up to 4,826,197 of its Common Shares, representing 5% of the issued and outstanding Common Shares as at April 29, 2014. As of January 14, 2015, the Company had purchased the full allotment of 4,826,197 Common Shares under the 2014 Bid.

On January 28, 2015, the Company announced that it had amended the 2014 Bid to increase the maximum number of Common Shares to be acquired under the 2014 Bid to 8,577,716, representing 10% of its public float as at April 29, 2014. Purchases of additional Common Shares under the 2014 Bid were permitted to commence on February 4, 2015. As at the 2014 Bid’s expiry date of May 5, 2015, the Company had purchased 848,200 Common Shares of the additional 3,751,519 Common Shares allowed under the amended 2014 Bid.

On April 29, 2015, the Company announced a new normal course issuer bid (the “2015 Bid”) authorizing the Company to purchase up to 4,554,115 of its Common Shares, representing 5% of the issued and outstanding Common Shares as at April 29, 2015. The 2015 Bid commenced on May 6, 2015, with purchases being made on the open market through the facilities of the TSX.

As at March 4, 2016, the Company had purchased 1,582,900 Common Shares under the 2015 Bid. The Company will provide to any shareholder of the Company, without charge, a copy of the Company’s notice to the TSX of its intention to make a normal course issuer bid upon request to the Corporate Secretary of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2015, the directors and executive officers of the Company owned, controlled or directed, directly or indirectly, 504,559 Common Shares, representing approximately 0.56% of the outstanding Common Shares as at December 31, 2015.

The following tables set forth the names and places of residence of the current directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years	Director Since(11)
AITKEN, BRUCE(4)(5) Auckland New Zealand	Director	Corporate Director. President and Chief Executive Officer of the Company from May 2004 to December 31, 2012.	July 2004
BALLOCH, HOWARD(1)(4)(12) Sheung Wan Hong Kong	Director	Corporate Director. Chairman of Canaccord Genuity Asia Limited(6) from January 2011 to March 2013.	December 2004
COOK, PHILLIP(2)(4) Austin, Texas USA	Director	Corporate Director.	May 2006
FLOREN, JOHN Eastham, Massachusetts USA	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company since January 1, 2013; prior thereto Senior Vice President, Global Marketing & Logistics of the Company since June 2005.	January 2013
HAMILTON, THOMAS Houston, Texas USA	Director and Chairman of the Board	Corporate Director. Co-owner of Medora Investments, LLC(7) since April 2003.	May 2007
KOSTELNIK, ROBERT(2)(5) Fulshear, Texas USA	Director	Corporate Director. Since February 2012, principal in GlenRock Recovery Partners, LLC(8). President and Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011.	September 2008
MAHAFFY, DOUGLAS(2)(3)(13) Toronto, Ontario Canada	Director	Corporate Director.	May 2006
POOLE, A. TERENCE(1)(4) Calgary, Alberta Canada	Director	Corporate Director.	February 1994 except for June – September 2003
REID, JOHN(1)(3)(14) Vancouver, British Columbia Canada	Director	Corporate Director.	September 2003
RENNIE, JANICE(1)(3) Edmonton, Alberta Canada	Director	Corporate Director.	May 2006
SLOAN, MONICA(2)(5)(15) Calgary, Alberta Canada	Director	Corporate Director.	September 2003
WALKER, MARGARET(3)(5) Austin, Texas USA	Director	Corporate Director. Since January 2011, owner of MLRW Group, LLC(9).	April 2015
WARMBOLD, BENITA(1)(5) Toronto, Ontario Canada	Director

Senior Managing Director and Chief Financial Officer of the Canada Pension Plan Investment Board since 2013; prior thereto Senior Vice President and Chief Operations Officer of the Canada Pension Plan Investment Board(10) since 2008.

February 2016

(1)	Member of the Audit, Finance and Risk Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Human Resources Committee.
(4)	Member of the Public Policy Committee.
(5)	Member of the Responsible Care Committee.
(6)	Canaccord Genuity Asia Limited is an investment banking firm specializing in China and international firms active in the Chinese market.
(7)	Medora Investments, LLC is a private investment firm.
(8)	GlenRock Recovery Partners, LLC is a company that facilitates the sale of non-fungible hydrocarbons in the United States.
(9)	MLRW Group Inc. is a consulting firm focusing on working with companies to improve capital investment outcomes and to improve overall safety performance.
(10)	Canada Pension Plan Investment Board is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan.
(11)

The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed.

(12)

Mr. Balloch was a director of Ivanhoe Energy Inc., an oil exploration and development company, from 2002 to May 2015. Effective June 1, 2015, Ivanhoe Energy Inc. was deemed bankrupt under the Bankruptcy and Insolvency Act (Canada).

(13)

Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly-owned subsidiary of the United States Steel Corporation.

(14)	Mr. Reid is not standing for re-election at the April 28, 2016 Annual General Meeting.
(15)	Ms. Sloan is not standing for re-election at the April 28, 2016 Annual General Meeting.

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
BACH, WENDY L. West Vancouver, British Columbia Canada	Senior Vice President, Corporate Resources

Senior Vice President, Corporate Resources of the Company since January 2014 and from January 2014 to February 2016 was also General Counsel; prior thereto Vice President, Human Resources of the Company since July 2012; prior thereto Director, Human Resources of the Company since June 2010.

CAMERON, IAN P. Vancouver, British Columbia Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since 2003 and from November 2010 to December 2012 was also Senior Vice President, Corporate Development.
HERZ, MICHAEL J. North Vancouver, British Columbia Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of the Company since January 2013; prior thereto Vice President, Marketing and Logistics, Asia Pacific of the Company since August 2008.
JAMES, VANESSA L. New Plymouth New Zealand	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since January 2013; prior thereto Vice President, Marketing and Logistics, North America of the Company since August 2008.
WEAKE, HARVEY Auckland New Zealand	Senior Vice President, Manufacturing	Senior Vice President, Manufacturing of the Company since January 2014; prior thereto Senior Vice President, Asia Pacific of the Company since December 2005.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since the start of our most recently completed financial year, and for the three most recently completed financial years, no director or executive officer of the Company, and no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Company’s voting securities, or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.

EXPERTS

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

LEGAL PROCEEDINGS

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against our 63.1% owned joint venture, Atlas, in respect of the 2005, 2006, 2007, 2008 and 2009 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until 2014.

We have lodged objections to the assessments. Although there can be no assurance, based on the merits of the cases and legal interpretation, we believe our position should be sustained.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter

The Audit, Finance and Risk Committee (the “Audit Committee”) is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Company with ethics policies and legal and regulatory requirements.

The Audit Committee’s mandate sets out its responsibilities and duties. A copy of the Committee’s mandate is attached here as Appendix “A”.

Composition of the Audit Committee

The Audit Committee is comprised of five directors: A. Terence Poole (Chair), Howard Balloch, John Reid, Janice Rennie and Benita Warmbold. Each Audit Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert”. The U.S. Securities and Exchange Commission has indicated that the designation of a director as an audit committee financial expert does not make such director an “expert” for any other purpose, impose any duties, obligations or liability on such director that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

Relevant Education and Experience

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our annual and interim financial statements.

Mr. A. Terence Poole

Mr. Poole is a corporate director. Prior to his retirement in June 2006, he was Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to that position, Mr. Poole was the Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000; Senior Vice President and Chief Financial Officer of NOVA from 1994 to 1998; and held other senior financial positions with NOVA from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce degree from Dalhousie University in Halifax, Nova Scotia. Mr. Poole is a member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a member of Financial Executives International.

Mr. Poole serves on the board of Pengrowth Energy Corporation and chairs its Audit Committee.

Mr. Poole has served on the Audit Committee since September 2003, as well as from February 1994 to June 2003. Mr. Poole has chaired the Committee since May 2006.

Mr. Howard Balloch

Mr. Balloch is a corporate director and private investor resident in Hong Kong, China. From 2002 to 2011, he was President of The Balloch Group (“TBG”), a Beijing-based investment advisory and merchant banking firm he founded following his retirement as Canadian Ambassador to China, a position he had held since early 1996. TBG was acquired by Canaccord Genuity in 2011 and Mr. Balloch served as the Chairman of their Asian operations until he stepped down in March 2013.

Through Mr. Balloch’s 12 years’ experience leading private investment banking firms, he has a deep understanding of finance and capital markets.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a master’s degree in International Relations, both from McGill University, Montreal.

Mr. Balloch also serves on the board of a private company, Sinopec Canada Inc. and sits on its Audit Committee. Additionally, he sits on the board of Maple Leaf Educational Systems.

Mr. Balloch has served on the Audit Committee since January 2013.

Mr. John Reid

Mr. Reid is a corporate director. He held the position of President and Chief Executive Officer of Terasen Inc.(“Terasen”), an energy distribution and transportation company, from November 1997 to November 2005 and prior to that was Executive Vice President and Chief Financial Officer of Terasen. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper, including Corporate Vice President, Finance and Controller.

Mr. Reid is a Chartered Accountant, holds an economics degree from Newcastle University and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Mr. Reid also serves on the board of Finning International Inc., is a former member of its Audit Committee and in the past was designated as its “financial expert.”

Mr. Reid has served on the Audit Committee since September 2003.

Mr. Reid is not standing for re-election as a director at the April 28, 2016 Annual General Meeting.

Ms. Janice Rennie

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. (“EPCOR”). At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie held senior management positions in a number of private firms, including Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce degree from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta and the Institute of Corporate Directors.

Ms. Rennie serves on the boards of Major Drilling Group International Inc., WestJet Airlines Ltd. and West Fraser Timber Co. Ltd and is a member of all their Audit Committees, as well as Chair of the Audit Committee of West Fraser Timber Co. Ltd. In addition, Ms. Rennie serves on the board and chairs the Audit Committee of Greystone Capital Management Inc., a private company, and was previously a member of the Audit Committee of Teck Resources Limited. Ms. Rennie was designated as the “financial expert” of NOVA Chemicals Corporation when she served on its Board in the past.

Ms. Rennie has served on the Audit Committee since May 2006.

Ms. Benita Warmbold

From 2013, Ms. Warmbold has been the Senior Managing Director and Chief Financial Officer of the Canada Pension Plan Investment Board (“CPPIB”). Prior to 2013, Ms. Warmbold was Senior Vice President and Chief Operations Officer of the CPPIB. CPPIB is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan. Prior to joining CPPIB, Ms. Warmbold was the Managing Director and Chief Financial Officer for Northwater Capital Management Inc. and prior to that she held senior positions with Canada Development Investment Corporation and KPMG.

Ms. Warmbold holds an Honours Bachelor of Commerce degree from Queen’s University, is a Fellow of the Institute of Chartered Accountants of Ontario and has been granted the ICD.D designation by the Institute of Corporate Directors. Ms. Warmbold also serves as a director of the Canadian Public Accountability Board.

Ms. Warmbold has served on the Audit Committee since February 2016.

Pre-Approval Policies and Procedures

The Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2015 and December 31, 2014 are as follows:

US$000s	2015	2014
Audit Fees	1,381	1,594
Audit-Related Fees	50	58
Tax Fees	63	91

Total	1,494	1,743

Each fee category is described below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.

Audit-Related Fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

TRANSFER AGENT AND REGISTRAR

Our principal transfer agent for our Common Shares is CST Trust Company at its offices in Vancouver, British Columbia. Our co-transfer agent in the United States for our Common Shares is American Stock Transfer & Trust Company LLC at its offices in New Jersey.

CONTROLS AND PROCEDURES

Our disclosure controls and procedures are described under the heading Controls and Procedures in our 2015 MD&A and are incorporated in this AIF by reference.

CODE OF ETHICS

We have a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com or upon request from the Corporate Secretary at the address below under the heading Additional Information.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in our Information Circular dated March 4, 2016 relating to our Annual General Meeting that will be held on April 28, 2016.

Additional financial information about the Company is provided in the Company’s financial statements for the year ended December 31, 2015 and in our 2015 MD&A.

Copies of the documents referred to above are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and may also be obtained upon request from:

Methanex Corporation

Kevin Price

General Counsel and Corporate Secretary

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

Telephone: 604 661 2600

Facsimile: 604 661 2602

Additional information relating to the Company may be found on the Canadian Securities Administrators’ SEDAR website at www.sedar.com, on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov and on our website at www.methanex.com.

APPENDIX “A”

METHANEX CORPORATION

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

1.	Creation

A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.

2.	Purpose and Responsibility

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.

The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”), and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.

3.	Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of three directors.

Appointment and Term of Members

b) The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual General Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence

c) Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert.” These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the Nasdaq Stock Market.

Appointment of Chair and Secretary

d) The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chair. If the Chair of the Committee is not present at any meeting of the Committee, the Chair of the meeting must be chosen by the Committee from the Committee members present. The Chair presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts

e) Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting or other experts, the Chair shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.	Meetings

Time, Place and Procedure of Meetings	a) The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum	i) a quorum for meetings must be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings

iii) notice of the time and place of every meeting must be given in writing or by electronic transmission to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice

iv) a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi) the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Meeting without Management	vii) each regular meeting of the Committee will conclude with a session without any management personnel present;

Calling a Meeting

viii) a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chair or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees

ix) notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting.

Reports to the Board	b) The Committee shall make regular reports to the Board.

5.	Duties and Responsibilities of the Committee

1)	Financial Statements and Disclosure

Annual Report and Disclosures

a) Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular, any reports on adequacy of internal controls, and all financial statements in prospectuses or other disclosure documents.

Prospectuses

b) Review and recommend for approval by the Board all prospectuses and documents that may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures

c) Review, discuss with management and the external auditor, and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year-end financial results, prior to public release.

Accounting Policies and Estimates

d) Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i) any areas of management judgment and estimates that may have a critical effect on the financial statements;

ii) the effect of using alternative accounting treatments that are acceptable under GAAP;

iii) the appropriateness, acceptability and quality of the Corporation’s accounting policies; and

iv) any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e) Discuss with management the use of ‘‘pro forma’’ or ‘‘non-GAAP information’’ in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation

g) Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)	Risk Management and Internal Control

Risk Management Policies	a) Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:

i) the risks inherent in the Corporation’s businesses, facilities and strategic direction;

ii) financial risks, including foreign exchange, interest rate and investment of cash;

iii) overall risk management strategies and the financing of risks, including insurance coverage in the context of competitive and operational considerations;

iv) the risk retention philosophy and the resulting uninsured exposure of the Corporation;

v) shipping risk; and

vi) IT security risks.

Risk Management Processes	b) Review with management at least annually the Corporation’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

Adequacy of Internal Controls

c) Review, at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

i) policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

ii) internal control recommendations of the external auditors and arising from the results of the internal audit procedures, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d) Review with management activity related to managing financial risks to the Corporation, including hedging programs.

3)	External Auditors

Appointment and Remuneration	a) Review and recommend to the Board:

i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

ii) the nomination and remuneration of external auditors to be appointed at each Annual General Meeting of Shareholders.

Resolving Disagreements	b) Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c) The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d) Review a formal written statement requested at least annually from the external auditor describing:

i) the firm’s internal quality control procedures;

ii) any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

iii) any steps taken to deal with any such issues; and

iv) all relationships between the external auditors and the Corporation.

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan

e) Review and approve the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for strengthening internal controls will be reviewed.

Rotation of Senior Audit Partner	f) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors

g) Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation that are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-Audit Services Pre-Approval Policy, which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor

h) Ensure the establishment of policies relating to the Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Report from the External Auditors

i) Prior to filing the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements, the Committee should receive a report from the external auditors on the results of their review or audit.

Meeting with Auditors and Management

j) The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions and any significant disagreement with management. The Committee should also meet separately with management to discuss the same matters as those discussed with the external auditors.

4)	Internal Audit

Internal Audit Plans	a) Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c) The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.

5)	Pension Plans

With respect to all corporate sponsored pension plans of the Corporation and its wholly-owned subsidiaries and any future additional or replacement plans that have estimated actuarial liabilities in excess of US$10 million (collectively the “Retirement Plans”):

Constitute Pension Committees

a) Annually constitute committees (the “Pension Committees”), to be comprised of officers and employees of the Corporation, with responsibility which includes the investment activities of the Retirement Plans’ trust funds.

Statements of Pension Investment Policy and Procedures	b) Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds whenever a major change is apparent or necessary.

Amendments to Retirement Plans and Material Agreements	c) Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements.

Appointment of Auditors, Actuaries and Investment Managers

d) Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans.

Retirement Plan Financial Statements	e) Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon.

Retirement Plan Report	f) Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds.

Terms of Reference of the Pension Committees	g) Review and recommend to the Board for approval the Terms of Reference of the Pension Committees and any material amendments thereto.

Delegation to the Pension Committees	h) Be responsible for the delegation to the Pension Committees responsibility for all matters related to the administration of the Retirement Plans including, but not limited to:

i) the authority to delegate to such persons as the Pension Committee determines appropriate any of the administrative functions of the Retirement Plans including, but not limited to, any of the responsibilities of the Pension Committees set out below;

ii) approval for filing and filing of such reports, returns and submissions as are required by all persons and bodies having competent jurisdiction over the Retirement Plans;

iii) determination of all questions of interpretation and application of the Retirement Plans and any document or agreement written or entered into pursuant to the Retirement Plans;

iv) recommending to the Committee any amendments to the Retirement Plans and any material document or agreement written or entered into pursuant to the Retirement Plans;

v) approval of any non-material document or agreement written or entered into pursuant to the Retirement Plans other than Retirement Plans trust agreements;

vi) approval of the appointment of the custodian/ administrator of the Defined Contribution segment of the Retirement Plans;

vii) the administration and maintenance of the Retirement Plans including the approval of benefit calculations; and

viii) the authority to instruct the trustee to release funds.

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on the Retirement Plan as required by applicable regulations and any special actuarial reports.

With respect to all aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$10 million of the wholly owned subsidiaries of the Corporation (“other Retirement Plans”):

Other Retirement Plans Report	j) Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance.

Delegation of Authority	k) Administer and delegate to management-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6)	General Duties

Code of Business Conduct Compliance

a) Obtain a report at least annually from the Vice President, Legal on the Corporation’s and its subsidiary/foreign- affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b) Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process

c) Ensure that a process and procedure has been established by the Corporation for receipt, retention-, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters

d) Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy

e) Review annually and recommend to the Board for approval, the Corporation’s Disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related-Party Transactions	f) Review and approve all related-party transactions.

Mandate Review

g) Review and recommend to the Board for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

Annual Evaluation	h) The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this Mandate.